UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                SCHEDULE 13D

  Under the Securities Exchange Act of 1934
            (Amendment No. ___)*



              Inamed Corporation
              (Name of Issuer)


                       Common Stock

       (Title of Class of Securities)

                453235103
               (CUSIP Number)

            Jonathan Green, Esq.
         Appaloosa Management L.P.
         51 John F. Kennedy Parkway
        Short Hills, New Jersey 07078
                   (201) 376-5400

(Name, Address and Telephone Number of Person
      Authorized to Receive Notices and
Communications)

                  August 14, 1996
    (Date of Event which Requires Filing
             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Exhibit Index:  Page 7
             Page 1 of 10 Pages
                SCHEDULE 13D

CUSIP No. 453235103       Page 2 of 10 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

          Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of                   539,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                539,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          539,000

12   Check Box If the Aggregate Amount in Row
     (11) Excludes Certain Shares*

13   Percent of Class Represented By Amount in
     Row (11)
          6.74%

14   Type of Reporting Person*
          PN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                SCHEDULE 13D

CUSIP No. 453235103       Page 3 of 10 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above
     Person

          David A. Tepper

2    Check the Appropriate Box If a Member of a
     Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of                   539,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                539,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          539,000

12   Check Box If the Aggregate Amount in Row
     (11) Excludes Certain Shares*

13   Percent of Class Represented By Amount in
     Row (11)
          6.74%

14   Type of Reporting Person*
          IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D




Item 1.   Security and Issuer

     This statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Shares"), of Inamed Corporation, a
Florida corporation (the "Company"). The principal executive offices of the Company are located at 3800 Howard Hughes Parkway, Suite
#900, Las Vegas, Nevada 89109.


Item 2.   Identity and Background

     This statement on Schedule 13D is being
filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A.
Tepper ("Mr. Tepper", and together with the Manager, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting
Persons is annexed hereto as Exhibit A.

     The general partner of the Manager is
Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder and President.

     The Manager is the general partner of
Appaloosa Investment Limited Partnership I, a
Delaware limited partnership (the "Partnership").
The Manager acts as an investment adviser to the Partnership, Palomino Fund Ltd. ("Palomino") and
Reliance Standard Life Insurance Company
("Reliance"). Reliance is beneficially owned by Delphi Financial Group, Inc., a publicly-held, insurance holding company ("Delphi"). The address of the principal business and principal office of the Manager is 51 John F. Kennedy
Parkway, Short Hills, New Jersey 07078. The business address of Mr. Tepper is 51 John F.
Kennedy Parkway, Short Hills, New Jersey 07078.
The present principal occupation or employment of Mr. Tepper is President of Appaloosa Partners
Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust
Company (Cayman) Ltd., 1 Capital Place, P.O. Box
847, Grand Cayman, Cayman Islands. The address of the principal business and principal office of each of Reliance and Delphi is 2501 Parkway, Philadelphia, Pennsylvania 19130. The
Partnership, Palomino and Reliance are sometimes referred to herein collectively as the "Accounts".

     During the last five years, none of the
Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other
Consideration

     Of the 539,000 Shares held by the Reporting
Persons, 342,646 Shares were purchased with the personal funds of the Partnership, 111,896 Shares were purchased with the working capital of Palomino and 84,458 Shares were purchased with the working capital of Reliance.


Item 4.   Purpose of Transaction

     The purpose of the acquisition by the
Reporting Persons of the Shares is for
investment. The Reporting Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

     Except as indicated above, the Reporting
Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through
(j) of Item 4 of this Form.


Item 5.   Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 539,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 6.74% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 539,000 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 539,000 Shares.

(c)  Within the past sixty days, the Reporting
     Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

(e)  Not applicable.


Item 6.   Contracts, Arrangements,
          Understandings or Relationships with
          Respect to Securities of the Issuer

     There exist no contracts, arrangements,
understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A:     Joint Filing Agreement.
     Exhibit B:     Transactions in Shares
Within Past 60 Days.


                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1996


                         Appaloosa Management
L.P.
                         By:  Appaloosa
Partners Inc.,
                              Its General
Partner



                         By:  /s/ David A.
Tepper
                              David A. Tepper
                              President



                         David A. Tepper



                         /s/ David A. Tepper

                EXHIBIT INDEX


Exhibit             Exhibit Name                                 Page



A              Joint Filing Agreement                       8

B              Transactions in Shares Within
Past 60 Days        9